

October 19, 2010

Jane Baughman
Executive Vice President and Chief Financial Officer
Cost Plus, Inc.
200 4th Street
Oakland, CA 94607

> **Re:** **Cost Plus, Inc.**
> **Form 10-K for Fiscal Year Ended January 30, 2010**
> **Filed April 6, 2010**
> **Form 10-Q for Quarterly Period Ended July 31, 2010**
> **Filed August 27, 2010**
> **File No. 000-14970**

Dear Ms. Baughman:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Form 10-K for Fiscal Year Ended January 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 19

1.   We note that you appear to have high merchandise inventory levels at January 30, 2010, and January 31, 2009. We also read your overview discussion highlighting the current challenging retail environment, the fiscal 2009 comparable store sales decrease of 7.1%, and your inventory writedown of $9 million was recorded in fiscal 2008. Further, you discuss reducing your fiscal 2009 net loss by controlling inventory purchases. Lastly, we read your Item 2.02 Form 8-K dated March 25, 2010 in which you state, "[n]et sales for the fourth quarter ended January 30, 2010 were $320.0 million, a 4.6% decrease from the

Jane Baughman
Cost Plus, Inc.
October 19, 2010
Page 2

$335.4 million in net sales for the fourth quarter ended January 31, 2009." We have the following comments:

- In future filings beginning with your next Form 10-Q, please ensure that your analysis of results of operations provides transparency into the impact of any significant inventory liquidations to provide better context around any decreases in your gross margin. Please also discuss and quantify any significant inventory writedowns and, to the extent material and if possible, address your current expectations for further declines in gross margin or writedowns for the remainder of the fiscal year. To the extent that declining gross margins are more prevalent for certain brands, please address this in your MD&A analysis as part of providing investors insights of your business through the eyes of your management.

- Please expand your Critical Accounting Policy on inventory to more specifically address any significant estimates related to your use of the retail inventory method. In this regard, address how sensitive changes in the estimates behind the significant assumptions (merchandise markup, markdowns, and shrinkage etc.) used under the retail inventory method could result in different inventory valuations. Refer to Section V of our Release No. 33-8350.

- Please show us what the above disclosures will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief